UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated July 19, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of Article 227 of Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the “Companyˮ or “Grifolsˮ) hereby informs about the following: OTHER RELEVANT INFORMATION Further to the information published on July 12, 2024, Grifols informs that a meeting of the Board of Directors of the Company has been held (in which the four directors related to the family shareholders of Grifols abstained from participating due to a potential conflict of interest) in which the following resolutions were unanimously adopted, following the recommendation of the Transaction Committee (as defined in the relevant information of July 12, 2024), in relation to the announcement of a potential transaction to be carried out jointly by the family shareholders and Brookfield (as reported to the National Securities Market Commission on July 8, 2024, hereinafter the “Transaction”): 1. Appoint and retain Morgan Stanley and Goldman Sachs as financial advisors to the non-conflicted directors and the Transaction Committee. 2. To approve the execution of a confidentiality agreement with Brookfield by virtue of which this entity will be given access to certain information of the Company in the context of the work aimed at the eventual presentation of a takeover bid for all of the Company's shares. In Barcelona, on 19 July 2024 Ms. Núria Martín Barnés Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 19, 2024